Madison Harbor Balanced Strategies, Inc.

February 19, 2014

Via Edgar

Mr. Jeff Long

Division of Investment Management

The Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Madison Harbor Balanced Strategies, Inc. (the “Fund”)

File No. 811-21479

Dear Mr. Long:

I am writing to respond to the question you raised in our January 10, 2014, discussion following your review of the Fund’s recent SEC filings.

Unless otherwise noted, all references to the Fund’s disclosures are to its Form N-CSR filed for its fiscal year ended March 31, 2013.

The issue raised concerned a disclosure in Footnote 2(e) in the Notes to the Financial Statements in the Fund’s Annual Report regarding the calculation of an expense reimbursement amount due to the Fund from its Investment Advisor.

As disclosed in our filing, since inception the Fund’s management fees and an associated expense reimbursement amount have been calculated under a methodology (the “Expense Reimbursement Methodology”) that uses the Fund’s annual average net assets to calculate an expense reimbursement amount that the Adviser reimburses to the Fund to keep the ratio of Fund operating expenses (with certain exclusions) at a maximum of 1.00% of average net assets. The Expense Reimbursement Methodology differs from the methodology disclosed in the Fund’s private placement memorandum (the “Stated Methodology”) which stated that the Fund’s year-end net assets, rather than annual average net assets, would be used as the basis for calculating the expense reimbursement amount.

The Fund adopted the Expense Reimbursement Methodology since that methodology initially provided for a larger reimbursement to the Fund to the benefit of Fund shareholders. The Expense Reimbursement Methodology is also consistent with industry practice and the stated methodology for calculating the Fund’s management fees. From the Fund’s inception in 2005 through March 31, 2013, the Expense Reimbursement Methodology has resulted in a cumulative total (the “Cumulative Total”) of $177,738 in additional reimbursement to the benefit of Fund

125 Park Avenue, 25th Floor, New York, NY 10017

(212) 380-5500

shareholders. We will note that in certain years the use of the Expense Reimbursement Methodology resulted in a lesser amount of reimbursement than would have been the case under the Stated Methodology, however the Cumulative Total has always been in the favor of Fund shareholders.

It is the Fund’s intent that should the Cumulative Total no longer favor shareholders then the Fund would either discontinue use of the Expense Reimbursement Methodology and adopt the Stated Methodology, or seek shareholder approval to amend the Stated Methodology.

We acknowledge that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned should you have any further questions.

Sincerely,

/s/ Michael Fortier
Michael Fortier
Chief Financial Officer
Madison Harbor Balanced Strategies, Inc.

125 Park Avenue, 25th Floor, New York, NY 10017

(212) 380-5500